Exhibit (a)(20)

September 25, 2012

Dear Fellow Stockholders:

On September 18, 2012, Ramtron International Corporation (“Ramtron” or the “Company”) entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Cypress Semiconductor Corporation (“Cypress”) and Rain Acquisition Corp., a wholly-owned subsidiary of Cypress (“Purchaser”).

Pursuant to the Merger Agreement, Cypress has agreed to amend its offer to purchase your shares of Ramtron common stock (the “Revised Offer”) to increase the offer price to $3.10 net per share in cash (the “Revised Offer Price”), a premium of over 71% over our closing stock price of $1.81 on June 11, 2012, the day before the first public announcement of Cypress’ initial proposed offer. The Revised Offer is scheduled to expire at midnight (New York time) at the end of the day on Tuesday, October 9, 2012, unless extended in accordance with the Merger Agreement. Following successful completion of the Revised Offer, which is subject to customary conditions, including there having been validly tendered and not properly withdrawn before the expiration of the Revised Offer at least the number of shares of Ramtron common stock which, together with the shares then owned by Cypress, Purchaser or their controlled affiliates, represents at least a majority of the total number of then-outstanding shares (calculated to give effect to the exercise or conversion of certain stock awards of Ramtron that are vested and exercisable or may become vested and exercisable within a certain period of time), Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Cypress. In the Merger, the shares of the Company’s common stock that were not acquired in the Revised Offer will be converted into the right to receive the same price per share in cash paid in the Revised Offer.

As set forth in the enclosed Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9 Amendment”), your Board of Directors has reviewed the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, with the assistance of the Company’s management and legal and financial advisors. After careful consideration, your Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Board unanimously recommends that the Company’s stockholders ACCEPT the Revised Offer and TENDER their shares of common stock pursuant to the Revised Offer, and if required by Delaware law, adopt the Merger Agreement.

In addition to the Schedule 14D-9 Amendment that accompanies this letter, also enclosed is an amendment to Cypress’ Offer to Purchase (the “Amended Offer to Purchase”) and related materials, including an Amended and Restated Letter of Transmittal, for use in tendering your shares. We urge you to read the enclosed Schedule 14D-9 Amendment, the Amended Offer to Purchase and the other materials carefully, so you will be fully informed before you make your decision. If you have questions or need assistance, please call our information agent, Innisfree M&A Incorporated, at (888) 750-5834 (Toll Free).

Thank you for your continued support.

Sincerely,

William G. Howard, Jr Chairman of the Board	Eric A. Balzer Chief Executive Officer

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